EXHIBIT 12
Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
(in thousands, except ratio of earnings to fixed charges)
Income from continuing operations	$44,675	$41,140	$36,092	$32,787	$28,863
Add:
Income taxes	28,341	26,905	23,945	22,085	19,296
Portion of rents representative of interest factor	843	565	588	542	464
Interest on indebtedness	10,477	9,933	9,439	8,202	8,707
Amortization of debt discount and expense	162	74	42	33	40
Capitalized interest (allowed funds used during construction)	387	38	58	131	111
Earnings as adjusted	$84,885	$78,655	$70,164	$63,780	$57,481
Fixed Charges
Portion of rents representative of interest factor	$843	$565	$588	$542	$464
Interest on indebtedness	10,477	9,933	9,439	8,202	8,707
Amortization of debt discount and expense	162	74	42	33	40
Capitalized interest (allowed funds used during construction)	387	38	58	131	111
Fixed Charges	$11,869	$10,610	$10,127	$8,908	$9,322
Ratio of Earnings to Fixed Charges	7.15	7.41	6.93	7.16	6.17